UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

CLAYTON W. WILLIAMS, JR., CHIEF EXECUTIVE OFFICER

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010

1.	Names of Reporting Persons. Clayton W. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,179

	8.	Shared Voting Power 3,061,555

	9.	Sole Dispositive Power 67,225

	10.	Shared Dispositive Power 3,043,509

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,110,734

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010

1.	Names of Reporting Persons. Clajon Holding Corporation (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,247,488

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,247,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) CO

(1) Formerly reported as “Clajon Holdings, Inc.”

CUSIP No. 96949010

1.	Names of Reporting Persons. CWPLCO Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,247,488

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,247,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 96949010

1.	Names of Reporting Persons. CW Stock Holdco GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,771,219

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,771,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96949010

1.	Names of Reporting Persons. CW Stock Holdco, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,771,219

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,771,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.3%

14.	Type of Reporting Person (See Instructions) PN

INTRODUCTION.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed by the reporting persons filing this statement (the “Reporting Persons”), being Clayton W. Williams, Jr. (“Mr. Williams”), Clajon Holding Corporation (“Holdings,” formerly reported as Clajon Holdings, Inc.), CWPLCO, Inc. (“CWPLCO”), CW Stock Holdco GP, LLC (“Holdco GP”) and CW Stock Holdco, L.P. (“Holdco LP”) or their predecessors as follows:

Original Schedule 13D	June 4, 1993
Amendment No. 1	September 2, 1993
Amendment No. 2	January 12, 1994
Amendment No. 3	April 3, 1995
Amendment No. 4	October 19, 1995
Amendment No. 5	May 1, 1996
Amendment No. 6	November 19, 1996
Amendment No. 7	September 30, 1999
Amendment No. 8	April 19, 2002
Amendment No. 9	November 11, 2005
Amendment No. 10	January 20, 2006 and December 20, 2006

(as amended, the “Original 13D”), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons.  The changes in beneficial ownership reported herein include changes in beneficial ownership resulting from:

•                  the Issuer’s issuance of 5,051,100 shares of Common Stock (the “Private Placement Shares”) in a private placement to affiliates of Ares Management LLC on August 29, 2016, resulting in a decrease in percentage ownership of the Common Stock beneficially owned by the Reporting Persons;

•                  the December 16, 2008, transactions among the Reporting Persons: (a) Mr. Williams’ transfer by gift of 34,500 shares of Common Stock (the “Gifted Shares”) to a trust created for the benefit of Mr. Williams’ grandchildren (the “Trust”), (b) Mr. Williams’ contribution of 1,690,519 shares of Common Stock to Holdco LP, a limited partnership the general partner of which is Holdco GP, and (c) the Trust’s contribution of the Gifted Shares to Holdco LP;

•                  the purchase of 46,200 shares of Common Stock by Holdco LP in open market transactions since March 3, 2008; and

•                  the net increase of 654 shares of Common Stock in Mr. Williams’ account owned of record by the Company’s 401(k) Plan & Trust.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

Item 2.        Identity and Background.

The reporting persons filing this statement are Mr. Williams, Holdings, CWPLCO, Holdco GP and Holdco LP.

The business address of Mr. Williams is Six Desta Drive, Suite 6500, Midland, Texas 79705, and Mr. William’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer, which is engaged in the business of oil and gas exploration, development and transportation.  Mr. Williams is also a beneficial stockholder, director and officer of Holdings, CWPLCO, Holdco GP and Holdco LP and certain affiliated companies which are engaged in a variety of businesses, including without limitation, oil and gas exploration and development, real estate, ranching and related activities.

Mr. Williams is a citizen of the United States and has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Holdings is a corporation organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 1100, Midland, Texas 79705.  The principal business of Holdings is the ownership of equity interests of various entities affiliated with Mr. Williams.  Holdings is a reporting person on this statement solely as a result of its indirect beneficial ownership of Common Stock owned of record by CWPLCO, which is a wholly owned subsidiary of Holdings.

CWPLCO is a corporation organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 1100, Midland, Texas 79705.  The principal business of CWPLCO is the ownership of equity interests of the Issuer and other investments including oil and gas assets.  CWPLCO is a wholly owned subsidiary of Holdings.

Holdco GP is a limited liability company organized under the laws of the State of Delaware, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  The principal business of Holdco GP is to serve as the general partner of Holdco LP.  Holdco GP is a reporting person on this statement solely as a result of its indirect beneficial ownership of Common Stock owned of record by Holdco LP, a limited partnership the general partner of which is Holdco GP.

Holdco LP is a limited partnership organized under the laws of the State of Texas, and the address of its principal business and principal office is Six Desta Drive, Suite 6500, Midland, Texas 79705.  The principal business of Holdco LP is the holding of stock of the Issuer.

Neither Holdings, CWPLCO, Holdco GP nor Holdco LP have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

With respect to Instruction C of the General Instructions to Schedule 13D, the following information is provided for the natural persons in response to items (a) through (f) of Item 2 of Schedule 13D:

1.	(a) T. Mark Tisdale — Vice President and Secretary of each of Holdings and CWPLCO.
(b) Six Desta Drive, Suite 6500, Midland, Texas 79705.
(c) Vice President and General Counsel of the Issuer and an officer and/or employee of certain other entities affiliated with Mr. Williams.
(d) No.
(e) No.
(f) United States.

2.	(a) Mel G. Riggs — Vice President and Treasurer of each of Holdings and CWPLCO, Sole Manager of Holdco GP.
(b) Six Desta Drive, Suite 6500, Midland, Texas 79705.
(c) President and Director of the Issuer.
(d) No.
(e) No.
(f) United States.

As a result of the death of Mr. L. Paul Latham on December 11, 2010, Mr. Latham ceased to be an officer of Holdings and CWPLCO.

Item 3.        Source and Amount of Funds or Other Consideration.

On August 29, 2016, the Issuer issued the Private Placement Shares, resulting in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

Since the date of Amendment No. 10 to the Schedule 13D filed by the Reporting Persons, Mr. Williams’ beneficial ownership of the Issuer’s Common Stock has increased by 46,854 shares.  Between March 3, 2008 and March 7, 2008, Holdco LP acquired 46,200 shares of Common Stock in open market transactions for a price per share ranging from $37.63 to $39.36.  Holdco LP financed the purchase price for the shares with limited partnership funds.  The difference between the 46,200 shares of Common Stock purchased by Holdco LP and the increase of 46,854 shares of Common Stock in Mr. Williams’ beneficial ownership since the date of Amendment No. 10 is attributable to a net increase of 654 shares of Common Stock in Mr. Williams’ account owned of record by the Company’s 401(k) Plan & Trust.

Item 4.        Purpose of Transaction.

On August 29, 2016, the Issuer issued the Private Placement Shares, resulting in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

The purpose of the acquisition of 46,200 shares of Common Stock by Holdco LP described in Item 3 was to increase its investment in the Issuer.

Following the issuance of the Private Placement Shares and the acquisitions by Holdco LP described in Item 3, Mr. Williams beneficially owns, either individually or through his affiliates, approximately 18.1% of the Issuer’s outstanding shares of Common Stock.  The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Williams include 1,247,488 shares of the Issuer’s Common Stock held by CWPLCO and 1,771,219 shares of Common Stock held by Holdco LP.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise, including pursuant to trading plans adopted in accordance with Section 10b5-1 of the Securities Exchange Act of 1934, which may be entered into from time to time by one or more of the Reporting Persons.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer’s business and prospects, the price and availability of Common Stock, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions.  Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or may determine to sell all or part of its investment in the Issuer.

Item 5.        Interest in Securities of the Issuer.

(a)           The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Holdings and CWPLCO is 1,247,488 shares, which constitutes approximately 7.2% of the issued and outstanding shares of Common Stock.  All of these shares are owned of record by CWPLCO.  The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Holdco GP and Holdco LP is 1,771,219 shares, which constitutes approximately 10.3% of the issued and outstanding shares of Common Stock.  All of these shares are owned of record by Holdco LP.  Additionally, Mr. Williams beneficially owns 92,027 shares of Common Stock.  Therefore, Mr. Williams’ total beneficial ownership is 3,110,734 shares of Common Stock, constituting approximately 18.1% of the total outstanding shares of Common Stock.

The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 is as follows: (1) Mel G. Riggs, 3,061,008 shares, and (2) T. Mark Tisdale, 5,980 shares.

The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Riggs include 3,041,412 shares of the Issuer’s Common Stock held by The Williams Children’s Partnership, Ltd. (“WCPL”).  Mr. Riggs is the sole member of LPL/Williams GP, LLC, which is the sole general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Riggs may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.

Each of Holdings, CWPLCO, Holdco GP and Holdco LP disclaims beneficial ownership of all shares of the Issuer’s Common Stock attributable to Messrs. Riggs and Tisdale.  The filing of this Schedule 13D shall not be construed as an admission that either Holdings, CWPLCO, Holdco GP or Holdco LP is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares of Common Stock.

(b)           The group consisting of Mr. Williams, Holdings and CWPLCO shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all 1,247,488 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  The group consisting of Mr. Williams, Holdco GP and Holdco LP shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all 1,771,219 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 92,027 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has the sole power to vote and sole power to dispose of 49,179 of those shares and the sole power to dispose of an additional 18,046 of those shares (the power to vote these 18,046 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).  The remaining 24,802 shares are beneficially owned by Mr. Williams through his spouse individually and as trustee for various trusts for the benefit of him and his grandchildren.

(c)          None.

(d)          None.

(e)          Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2016	/s/ Clayton W. Williams Jr.
Clayton W. Williams, Jr.

Date: August 30, 2016	Clajon Holding Corporation

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Vice President

Date: August 30, 2016	CWPLCO, Inc.

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Vice President

Date: August 30, 2016	CW Stock Holdco GP, LLC

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Manager

Date: August 30, 2016	CW Stock Holdco, L.P.

	By:	CW Stock Holdco GP, LLC
General Partner

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Manager